UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20F

            ANNUAL REPORT PURSUANT TO SECTION 12(g) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 OF A FOREIGN CORPORATION

                      FOR FISCAL YEAR ENDED MARCH 31, 1999

                        LEADER MINING INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                       Commission File No. 0000850765

                     Alberta, Canada                        (N/A)
             (State or other jurisdiction              (I.R.S. Employer
             of incorporation or organization)         Identification No.)

           400 Fifth Avenue, S.W., Suite 530, Calgary, Alberta T2POL6
              (Address of principal executive offices) (Zip Code)

                                 (403) 234-7501
               Registrant's telephone number, including area code

        Securities to be registered pursuant to Section 12(b) of the Act:

                  Title of each class to be so registered: None

       Name of each exchange on which each class is to be registered: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                  Title of class
                  Common                    Unlimited Shares of Common Stock

A total of 16,818,565 shares of common stock of Registrant were issued and outstanding as of March 31, 1999. No other classes of stock were issued and outstanding.

Indicated by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes      No  X

Indicate by check mark which financial statement item the Registrant has elected
to follow:  Item 17 __X__   Item 18 ______

                                TABLE OF CONTENTS
                                     PART I


                                                                            Page

Item 1.           Description of Business......................................5

Item 2.           Description of Property.....................................12

Item 3.           Legal Proceedings...........................................18

Item 4.           Security Ownership of Certain Beneficial Owners
                  and Management (Control of Registrant)......................20

Item 5.           Nature of Trading Market
                  Market Price of and Dividends on
                  Registrants Common Equity and
                  Related Stockholder matters.................................21

Item 6.           Exchange Controls and Other Limitations Affecting Security
                  Holders.....................................................22

Item 7.           Taxation....................................................22

Item 8.           Selected Financial Information..............................24

Item 9.           Management Discussion and Analysis..........................28
                   of Financial Condition and Results of Operations

Item 10.          Directors and Executive Officers ...........................31

Item 11.          Compensation of Officers and Directors......................33

Item 12.          Options to Purchase Securities from Registration or
                  Subsidiaries................................................35

Item 13.          Interest of Management in Certain Transactions..............36

Item 14.          Description of Securities ..................................37

Item 15.          Defaults upon Senior Securities.............................37

Item 16.          Changes in Securities, Changes in Security for Registered
                  Securities..................................................38

Item 17.          Financial Statements........................................38

Item 18.          Financial Statements (Not applicable) ......................38

Item 19.          Financial Statements, Exhibits, and Supplementary Data .....39

                           Exhibit Index......................................49

                           Signatures.........................................42

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

(a)  The Company

Leader Mining International Inc. ("Leader," "Company," or "Registrant") was incorporated on June 22, 1987 as Durga Resources Ltd. ("Durga"), under the Business Companys Act (Alberta). By a Certificate of Amalgamation dated March 31, 1993 Durga amalgamated with Durvada Resources Ltd. and resulted in new Durga Resources Ltd. By a Certificate of Amendment dated September 24, 1993, Durga changed its name to Leader Mining Company ("LMC"). By a Certificate of Amendment dated July 18, 1994. It consolidated its shares (reverse split) in 1994 by one for five shares, and it changed its name to the Leader Mining International Inc.

The Registrant was listed on the Alberta Stock Exchange on December 18, 1987.

Leader is extraprovincially registered in the Province of Saskatchewan by a Certificate of Registration dated November 21, 1996, under The Business Corporations Act (Saskatchewan) and in the Province of Manitoba by a Certificate of Registration dated November 20, 1996, under The Business Corporations Act (Manitoba).

The registered office  of the  Company in  Alberta is  at 1600, 407 - 2nd Street
S. W., Calgary, Alberta, T2P 2Y3. The head office and records office of the Corporation is at 530, 400-5th Avenue S. W., Calgary, Alberta, T2P 0L6.

The Company is a reporting company in the Province of British Columbia and in the Province of Alberta. The Corporation's shares are listed and posted for trading on the Alberta Stock Exchange (ASE) under the symbol "LMN" and quoted on National Quotation Bureau "Pink Sheets."

The Company was formed by Mr. Yashvir (Jasi) Nikhanj, the current President and a director, to pursue the principal business of exploration, and development of gold, silver and base metals projects.

From 1987 to 1994, the Company was engaged in mineral exploration for gold, copper, zinc and diamonds in the Northwest Territories and Saskatchewan, Canada. The Company was also exploring for gold in the state of Nevada. The Company had minimal capitalization during such period, and its activities were very limited.

The Company's strategy with respect to its mineral exploration related activities is to identify geological areas in which the Company may invest or participate in non-producing or producing mineral prospects or joint ventures for development, and where the company may acquire prospects for mineral exploration through staking claims

         During  the  last  five  (5)  fiscal  years,   the  Company   conducted
exploration activities on certain mineral prospects as follows:

Voisey's Bay; Labrador, Canada, 1998

Approximately $55,000 expended for land acquisition and prospecting and ground geophysics to explore for magnetic segregation nickel deposits.

Ariel Resources Ltd.; Costa Rica, 1998

                  Approximately $250,000 expended to perform due diligence and technical feasibility studies to ascertain the viability of corporate merger.

Nighthawk Lake; Ontario, Canada, 1996-1998

                  Approximately $275,000 expended for land acquisition and prospecting; ground geophysics; and diamond drilling to test potential gold targets.

Bristol; Ontario, Canada, 1996-1997

                  Approximately $125,000 expended for land acquisition and prospecting; ground geophysics; and diamond drilling to test potential gold targets.

Steephill Lake; Saskatchewan Canada, 1997

                  Approximately  $300,000  expended  for  land  acquisition  and
         prospecting;   airborne  geophysics;   and  diamond  drilling  to  test
         potential base metal targets in volcanogenic massive sulphide (VMS).

Nettogami Lake; Ontario, Canada, 1996

                  Approximately $1,278,000 expended on land acquisition and prospecting, airborne and ground geophysics, and diamond drilling to test potential sedimentary exhalitive (Sed Ex) base metal targets.

Merendon Mining Corporation; Honduras, 1996

                  Approximately $750,000 expended for land acquisition, due diligence, and technical studies to ascertain the attractiveness of venture participation.

Blower Investments AVV and Condor Resources AVV; Peru, 1996

                  Approximately $430,000 expended for land acquisition, due diligence, and technical studies to ascertain the attractiveness of venture participation.

Rioux Lake; Saskatchewan, Canada, 1994-1995

                  Approximately $50,000 expended for geological and geochemical surveys to identify polymetallic base metal potential.

Candle Lake; Saskatchewan, Canada, 1994

         Prospective diamond claims acquired.

The Company hires third-party companies to conduct drilling, testing, and to provide services and evaluation on a negotiated contract basis, except that a company, Nikhanj and Associates Geo Consulting, owned by the Company's President and largest shareholder, Y.S. (Jasi) Nikjanj provides management, geological, and exploration consulting services to the Company for $10,000 per month.

The Company is not carrying any reserve values of any prospects due to the lack of any measurable reserves.

(b) Current Business

The focus of the Company is to find, delineate, and exploit mineral deposits in under explored terrain within jurisdictions that are politically stable and actively pursue mineral exploration and development. The Company currently has two major prospects, which are the Knife Lake Project (located in Saskatchewan, Canada) and the Karmel Diamond Project (located in the Republic of South Africa).

As of March 31, 1999, the Company has spent $7.3 million (Canadian) exploring for base and precious metals within the Scimitar Complex of northeastern Saskatchewan and delineating the Knife Lake copper deposit. Over the next three years expenditure of an additional $3.3 million (Canadian) is anticipated for geological reconnaissance ground geophysics, drilling, and development engineering.

As of March 31, 1999, the Company has spent $0.185 million (Canadian) exploring the Karmel Diamond Project for diamonds. The Company can earn a 75% working interest in the project by spending an additional $1.315 million (Canadian) over the next 3 years.

The Company is always searching for high quality grass roots exploration opportunities, which can be acquired at low cost. Identification of targets of opportunity represent the Company's focus for growth, and annual expenditures of $0.25 million (Canadian) are anticipated for evaluation, acquisition, and initial testing of new projects.

Corporate overhead is held to a minimum. Expenditure for office rent, office supplies, travel, and administration are expected to continue at the current level of $0.9 million (Canadian) per year.

A summary of the Company's proposed expenditures is presented below:


                                             EXPLORATION BUDGETS
                                                 ($Canadian x 1000)
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                Fiscal year, March 31                       2000            2001                2002                  Total
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                  Knife Lake Project
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
              Geological Reconnaissance                      300             100                 50                    450
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                      Geophysics                             300             100                 50                    450
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                       Drilling                              500             800                700                    2000
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                     Engineering                                             100                300                    400
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                      Sub-Total                             1,100           1,100              1,100                  3,300
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                    Karmel Project
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
              Geological Reconnaissance                      70              30                  30                    130
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                       Drilling                              150             100                 50                    300
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                       Sampling                              70              300                100                    470
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                     Engineering                             25              70                 320                    415
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                      Sub-Total                              315             500                500                   1,315
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                 Opportunity Targets                         250             250                250                    750
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
             Overhand and Administration                     700             700                700                   2,100
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                 Grand Total (CAN $)                        2,365           2,550              2,500                  7,465
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------


The Company's current business plan is in mineral exploration including foreign mineral joint ventures, in Canada and South Africa. The Company has determined that it must build an asset base through grass roots exploration, and acquisition by exchange of stock for other mineral companies, leases, and mineral prospects for exploration or development if the opportunity arises. The Company believes that debt will rarely be desirable to acquire any prospect or company. The Company may acquire other assets by exchange of stock or cash.

The Company has not established, and does not intend to formally establish, criteria for the selection or evaluation of mineral prospects or participations. When a prospect is located which in management's opinion, holds potential for the Company, an attempt will be made to secure an option, or lease, in the prospects. Shareholder approval will not be sought for prospect acquisitions.
Therefore, shareholders will be dependent upon the judgment of management in selecting prospects (see "Management"). If such an interest is acquired, the Company will then expend funds for preliminary exploration and testing of the prospect to determine the feasibility of production of such prospect. Based on the results of such preliminary testing, the Company will decide, without shareholder approval, whether to acquire or abandon the prospect. A prospect or interest may be acquired by outright purchase; by earning an interest through participation with other companies; or by exchange of the shares for leases or interests in prospects.

         The Company may expend funds to rework, explore or test any prospects its acquires to determine the economic production feasibility of such prospects. The Company will rely on its own management and outside consultants engaged for specific work on a limited basis, prospect by prospect, to provide competent evaluation and recommendations concerning prospects or interests in prospects to be considered for acquisition or exploration. The Company has agreements with several third party companies for providing specific limited services related to prospects, such as mapping, geochemical, sampling, or drilling. Based upon the results of such exploration and tests, as interpreted by management, the Company will then determine whether such prospects should be acquired, explored further, sold or leased to a third party, held for possible later development or abandoned; or whether development to production should be attempted by the Company either by itself or through joint venture or other business arrangements with other companies or entities.

The Company may agree to assign rights in certain prospects to be explored to the general or managing partner of a partnership or joint venture, which thereby becomes the owner of the working interest in the prospect. The Company may also agree to supervise and manage all activities on the prospect and to obtain, through subcontractors, all necessary related services and equipment. The
Company actively reviews prospects for putting together exploration or development joint ventures.

Parents and Subsidiaries

                  Parent

                  LEADER MINING INTERNATIONAL, INC.

                  Subsidiaries

                  None.

The Company's principal areas of exploration are described herein below under "Description of Properties."

RISK FACTORS

Risks of Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond its control. These factors include commodity price and currency volatility, the proximity and capacity of natural resource markets and processing equipment, and government regulations and changes thereto, including regulations relating to prices, taxes, royalties, land tenure, importing and exporting of minerals and environmental protection. In addition, few mineral exploration properties become commercially viable mines, nor can there be any assurances that exploration work carried out by the Company will be successful. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Recovery of Reserves

In carrying on its mineral exploration and development activities, the Company may rely upon calculations as to potential ore reserves and corresponding ore grades on the Company's prospects which by their nature are not exact. Until ore is actually mined and processed, ore reserves and ore grades must be considered as estimates only. The quantity of economic reserves will also vary depending on mineral prices which have historically been highly cyclical and dependent upon numerous factors beyond the Company's control including changes in investment trends and international monetary systems, political events and changes in the supply and demand for minerals on public and private markets. Any material changes in reserves, ore grades or stripping ratios will affect the economic viability of any prospects which might be developed. Further, short term operating factors relating to the prospect development, including a need for orderly development the processing of new or different ore grades may affect profitability in any particular accounting period. There can be no assurance that mineral recoveries or other mineral recoveries in small scale laboratory tests will be duplicated under on site conditions or during production.

Fluctuation of Mineral Prices

The Company's mining operations if any are ever undertaken will be subject to the normal risks of mining and profits are subject to fluctuations in mineral prices, in particular the market price of the mineral to be sought in production. The price of minerals has fluctuated widely in recent years and is affected by numerous factors beyond the Company's control including international economic and political trends, expectations of inflation, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of minerals cannot be accurately predicted.

Competition

The Company competes with major mining companies and other smaller natural resources companies in the acquisition, exploration, financing and development of new properties and projects. Some of these companies are more experienced, larger and better capitalised than the Company. The Company's competitive position will depend upon its ability to successfully and economically explore, acquire and develop new and existing mineral resource properties or projects. Factors which allow producers to remain competitive in the market over the long term are the quality and size of the ore body, if any, cost of production, and proximity to market. Because of the number of companies and variables involved, no individual or group of producers can be pointed to as being in direct competition with the Company.

Capitalisation and Commercial Viability

The Company has limited financial resources and there is no assurance that additional funding would be available to the Company for further exploration or development of its properties or to fulfil its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's prospects with the possible loss of exploration or exploitation permits.

The commercial viability of production on a particular prospect will be affected by factors that are beyond the Company's control, including the particular attributes of the deposit, the fluctuation in mineral prices, the costs of constructing and operating a mine, processing facilities, the availability of economic sources of energy, government regulations including regulations relating to prices, royalties, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands.
It is impossible to assess with certainty the impact of these factors.

Uninsurable Risks

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, inability to obtain suitable or adequate machinery equipment or labour and other risks are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

Compliance with Governmental Regulations

The Company's exploration and mining operations are subject to mining, health, labour and environmental regulations, changes in which could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution and restrictions and delays in operations, the extent of which cannot be predicted.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors, officers and shareholders of certain other companies engaged in natural resource exploration and development and conflicts of interest may arise.

ITEM 2:  DESCRIPTION OF PROPERTIES

The Company owns no properties. It has mineral prospects which consist of mining claims or contractual exploration agreements which may be evolved to development if the Company so decides. For all purposes in this description, Registrant is referred to as "Leader."

Knife Lake Prospect, Saskatchewan, Canada

Location and History

The Knife Lake Prospect is located in northeastern Saskatchewan close to the Manitoba border. Knife Lake itself is located in the southeastern portion of the project area at latitude 55 degrees 54' N and longitude 102 degrees 43' W. The project is operated from a well-equipped bush camp on Knife Lake, 136-km north-northwest of Flin Flon, Manitoba (approximate population 7,600) and 180 km northeast of La Ronge, Saskatchewan. The property, whose NTS reference is 63-M-15E, can be found on the Gilbert Lake, 63M15 claim map, available from Saskatchewan Energy, Mines and Resources in Regina.

Leader holds, or has a right to earn subject to NSR payments, a 100 percent interest in all of the claims and mining leases comprising the Knife Lake Project, except for the eleven Consolidated Pine Channel Gold Corp.
claims.  On these claims, Leader can earn up to a 90 percent interest.

Leader is the operator in all the option agreements covering all claims in the project area. It is currently proceeding with, or making preparations for, exploration it has planned or is required to do under the option agreements. All the field exploration, on all mineral lands in which Leader has, or is earning, an interest and which are described in this summary is carried out for Leader by its own field staff or contractors directly under its control.

The Knife Lake prospect, optioned by Leader from CopperQuest in March, 1996, initially consisted of mining lease ML 5269. It is 648 ha in size and covers the known copper showing and soil geochemistry anomaly as well as the projected strike extents. During 1996 and 1997, additional claims were staked by the Company and optioned from consolidated Pine Channel Gold Corporation. Net Smelter Royalties become payable if and when commercial production occurs from the claims. Such royalties shall be payable to either CopperQuest or
Consolidated   Pine  Channel  Gold  Corporation  in  accordance  with  the  land ownership.

Leader Mining, anticipating the potential of this area, developed a strong land position, conducted numerous geophysical surveys and collected extensive geological data. The data sets consist of two airborne surveys, a regional gravity survey, extensive drilling and mapping with accompanying lithogeochemical sampling. To further evaluate the area, it was necessary to synthesize Leader's geophysical data and known geology with the aim to identify areas on the property with the highest potential to host various Volcanogenic Massive Sulphide (VMS) style sulphide deposits.

At Knife Lake, Leader now owns or controls 109 mining claims and 1 mining lease with a total land area of approximately 95,144 hectares. The claims are held directly by Leader or by private individuals and other companies, which have leased the prospect to Leader. This list of claims is attached as Table 1.

Mineral exploration and production in the Flin Flon Mining area has been active for 80 years. Only recently has new geological modeling recognized that the favorable Amisk Volcanics extend to the north from the Flin Flon Domain and includes the former Hanson, Glennie, Scimitar and Kissenew Domains. These domains have been explored intermittently by Hudson Bay Mining, Noranda, and Cominco. With the current geological understanding, these volcanic domains are highly prospective for VMS style mineralization. Leader's Knife Lake Volcanogenic Massive Sulphide (VMS) Deposit conforms well within the context of the newly defined model for the Flin Flon-Glennie Domain. Recent government mapping has shown the Knife Lake property to lie within the newly recognized Flin Flon-Glennie Lake Domain, which hosts the Flin Flon/Snow Lake VMS deposits.

The claims have received little mineral exploration and have no production history, but appear to be an extension of the volcanic terrain which hosts the base metal mineralization of the prolific Flin Flon mining area. The Amisk Volcanics in Flin Flon are host to significant amounts of Volcanogenic Massive Sulphide style, base metal mineralization.

Since 1968, prospecting and mapping in the area of Knife Lake and Scimitar Lake has resulted in the discovery of several copper occurrences. The largest and most significant of these occurrences is the Knife Lake copper-gold deposit. The mineralization is located on the west side of the Knife Lake, less than 100 metres west of the shoreline, in the southern portion of Leader's property.

Infrastructure on the Knife Lake property is limited to the bush camp and winter road access. Water for mineral processing and other needs is available in abundance in the project area. The Island Falls hydroelectric power generating station is located on the Churchill River at Sandy Bay. This station was constructed to provide power to the town of Flin Flon. However, in the mid 1990's, the Government of Saskatchewan constructed a new high-tension power line to deliver the power to the uranium mines of the Athabasca Basin in northern Saskatchewan and all of the station's power output is now devoted to this purpose. The transmission line comes within 20km of the southwestern corner of the Knife Lake property.

While the Sandy Bay-Flin Flon has been explored for base and precious metals at various times over the past 80 years, the earliest records of work in the immediate area of Knife Lake are dated October 1968. From 1968, through 1972,

Straus Exploration conducted extensive exploration work, consisting of horizontal loop, vertical loop and Turam EM ground geophysical surveys, ground magnetometer surveys, geochemical soil sampling, geological mapping, trenching, sampling and diamond drilling, over a gossanous copper-gold showing on the western shore of Knife Lake. Approximately 4.7 square km of grid was geologically mapped at a scale of 1:6,000 over the copper prospect area. A slightly smaller area was covered by geochemical and geophysical surveys. D.E. Pearson, as part of his 1971 mapping project, mapped in detail a portion of the grid on a scale of 1:7,200. A diamond drill program consisting of 87 holes (2 Winkie and 85 XT sized core), totaling approximately 8,484m, was completed. As a result of the exploration work, a mining lease was taken out, covering the copper showing and surrounding geochemical anomaly.

Hudson Bay Exploration and Development, the wholly-owned exploration division of Hudson Bay Mining and Smelting, conducted a regional airborne EM survey in 1980 and 1982. During 1989 and 1990 Cominco performed line cutting, geological and geochemical surveys, on property approximately 2 km north of Knife Lake. Results of these programs are not available.

The  Knife  Lake  copper  showing  remained   inactive  until  early  1989  when
CopperQuest was formed. CopperQuest commissioned Standing Geophysics Ltd. (Standing) to re-establish Staus' grid over the copper prospect and to conduct horizontal-loop EM and proton magnetometer surveys. Standing Geophysics completed 77.6 line-km of magnetic surveying and 101 line-km of EM surveying in February 1989. In completing the EM surveying, Standing used different cable lengths (coil separations) over the copper prospect in an attempt to locate areas where the copper mineralization may have been thickened due to folding. Three such areas were located and recommended for diamond drilling. In addition, three other conductive zones were identified outside of the immediate copper prospect area. A total of 1,829m of drilling in 24 holes, was recommended but never carried out.

In March 1996, Leader Mining acquired the mining leases, after entering into an agreement with CopperQuest. Leader has access to the CopperQuest, and most of the Straus, exploration data. A summary of Leader's expenditures on the prospect is presented below:



--------------------------------------------------------------------------------------------------------------------
Summary of Exploration Expenditures (June 1996 to December 1998)
---------------------------------------- ------------------------------------- -------------------------------------
Prospecting and                          1,172 man days                                                    $342,600

Geological Mapping
---------------------------------------- ------------------------------------- -------------------------------------
Line Cutting                             313 line km                                                       $119,400

--------------------- ------------------ ------------------------------------- -------------------------------------
Geophysics            Airborne           12,689 line km                                                    $753,700
--------------------- ------------------ ------------------------------------- -------------------------------------
                      Ground             427 line km                                                       $243,300


--------------------- ------------------ ------------------------------------- -------------------------------------
Geochem               Soil               2,374                                                              $23,300
--------------------- ------------------ ------------------------------------- -------------------------------------
                      Assay              8597 (588 whole rock)                                             $164,200
---------------------------------------- ------------------------------------- -------------------------------------
Trenching                                180m3                                                              $48,400
---------------------------------------- ------------------------------------- -------------------------------------
Drilling                                 30,866 m                                                        $2,960,500
---------------------------------------- ------------------------------------- -------------------------------------
Other (staking, logistics,                                                                               $2,656,200
transportation)
--------------------------------------------------------------------------------------------------------------------
                                                                                              TOTAL = $7,311,000
--------------------------------------------------------------------------------------------------------------------


The Knife Lake Deposit is interpreted by the Company to be a remobilized fraction of a larger primary VMS deposit. It is hosted within an altered pegmatite, high in Na, K, Sr, and Ba which geochemistry has shown is derived from alkali rich sedimentary rocks. To date, a total of 26,397 metres of diamond drilling among 308 drill holes have been completed on the Knife Lake Deposit and a digital geological model has been constructed. The mineralization is outlined over a distance of 4,300 metres and to a depth of 100 metres. Internal Geological modeling has generated sufficient indications to cause the Company to continue exploration work.

GEOLOGICAL DESCRIPTION

Knife Lake lies within the Scimitar Complex, a structural domain within what is generally known as the Churchill Structural Province of the Canadian Shield. The Churchill Province is lower Proterozoic (Aphebian) in age. The Scimitar Complex is highly deformed, multiple-folded terrain dominated by middle to upper amphibolite facies, hornblende-biotite plagioclase-quartz gneisses of generally intermediate composition and gneissic felsic intrusives. The lithologies have been divided into gneissic granodiorites and subordinate metavolcanic and metasedimentary rocks. Mafic volcanics and meta-gabbros are less common, but present. The lithologies frequently exhibit pegmatitic textures due to partial melting of up to 30 percent of the rock, in the case of ampholite metamorphic grade. Original sedimentary and/or volcanic textures and structures, other than gross lithologic layering, are rare.

Another prospective area is the boundary between geophysics distinguished rock units A&B, which hosts the Linda-McCullum copper showing that has similarities to the "Cypress" type hosted VMS model; a thick succession of mafic to intermediate volcanics with isolated, linear conductive horizons at the "top" of the sequence. This horizon has potential in light of the recent ophiolitic models.

In all, fourteen primary target areas are identified which exhibit typical VMS geophysical/geological signatures (conductivity with favorable magnetics and geology). Numerous additional targets exist, located along boundaries and other favorable geological horizons. At some point these will have to under go further investigation.

The copper-gold mineralization occurs in, and adjacent to, an apparently stratabound, "green pegmatite." This pegmatite lies on the contact between a pink footwall gneiss, believed to be a metasediment, and a hanging wall package comprised of tholeiitic amphibolies, believed to be a sequence of meta-volcanics and meta-volcaniclastic sediments. This sequence terminates both southeast and northwest of Knife Lake, but is repeated 4 kilometres to the east of Scimitar Lake, where two other copper showings are known. The "green pegmatite" is a relatively fine- to medium-grained, milky green, pegmatoidal felsic gneiss composed of various proportions of green plagioclase, K-feldspar, biotite and amphibole.

Recent whole rock geochemistry work by Leader's consultants indicates that there are at least two major groups of rocks present in the Knife Lake copper deposit. The first group comprises the pink "footwall gneiss" and the "green pegmatite" (high Na, K, Sr, Ba). These were determined to be alkali-rich sedimentary rocks and pegmatites, which also contained elevated phosphorous and titanium contents, suggesting sedimentary rocks derived from alkalic/shoshonitc source material. The four samples of the "green pegmatite," which hosts the Knife Lake copper mineralization, have a composition similar to the pink gneiss, indicating that they are derived from the footwall gneisses.

The second group includes tholeiitc (iron-rich) volcanic derived rocks such as amphibolites and quartz-feldspar +garnet+biotite schists (high, Fe, low Na, K, Sr, Ba) which constitute the hanging wall of the deposit. Of the twelve whole rock samples analyzed, five were determined to be, in part, highly altered volcanic rocks of rhyolitic, dioritic, and basaltic/gabboric composition. One of the samples came from a strongly altered chloritic- to cunningtonite-rich zone, whose strong iron and magnesium enrichment and sodium depletion is typical of VMS-type, footwall alteration.

The mineralization itself is comprised of pyrrhotite, chalcopyrite, and pyrite, with minor amounts of sphalerite and rare native copper. No native gold is noted but, since most of the gold is free milling, the gold must be present as small grains adjacent to and intermixed with the sulphides. The sulphides occur as disseminations or net-textured stringers within the pegmatoidal texture or as large clots occasionally appearing at gangue-mineral grain boundaries. There is little or no conspicuous wall rock alteration associated with the copper-gold mineralization. A prominent gossan zone marks the surface expression of the mineralization "green pegmatite."

Recent diamond drilling just south of the Knife Lake deposit discovered extensive strong native silver mineralization within east-west and northwest-southeast trending faults. Mineralization style and setting indicative of late stage low temperature hydrothermal emplacement, which is superimposed on the copper mineralization noted at Knife Lake.

     Results of exploration work carried out by Leader Mining International Inc. in Knife Lake - Scimitar Lake area, between April 1998 and August 1999.

The property is located approximately 136 km NNW of Flin Flon, Manitoba and includes 102 mineral claims and a mining lease, covering an area of 86630 ha.

The exploration work consisted of geological mapping and reconnaissance, geochemical surveys, geophysical surveys and diamond drilling within 18 mineral claims. The purpose of the work was two fold:

o Examine the continuity of Knife Lake deposit stratigraphic horizon to south and to east, through the Scimitar Lake area, and assess its geological potential to host further VMS-style mineralization.

o Follow-up the silver mineralization discovered at the end of 1998 winter drilling program along an east-west fault structure, south of Knife Lake.

The exploration program carried out on the property confirmed the continuation of the stratigraphic package that hosts Knife Lake copper deposit toward
Scimitar Lake. Two favorable horizons that comprise felsic to intermediate volcanic rocks were mapped southeast of Knife Lake. Diamond drilling results indicated the presence of pyrrhotite and pyrite with trace chalcopyrite at 1800m southeast of the Knife Lake deposit. The occurrence of alterations in the volcanic rocks and the Co/Ni ratios that show a volcanic origin for the sulphides, indicate that both horizons are prospective for VMS-style mineralization.

Stratigraphically below the previously described copper showing, a rusty amphibolites horizon yielded Ni values up to 1400 ppm. These rocks were interpreted to represent lower ultramafic-mafic platform basalts that underlie tholeiite-calcalkaline terrains that host exhalative Cu-Zn ores.

Widespread hydrothermal alterations associated with precious +/- base metals mineralization were identified along fault structures, on the property. The mineralization yielded values up to 3400g/t Ag, 110 ppb Au, 8600ppm Cu, 3000 ppm Pb and 2200 ppm Zn in drill cuttings samples. It appears to be associated with propylitic (chlorite-epidote-carbonate) alteration, hematitization and illitization/sericitization of the amphibolite facies gneisses. Native silver was observed along grain boundaries and in fine fractures cutting the gneissic foliation. The mineralization occurs as very fine disseminations in the alteration zones, and appears to be washed out during the drilling. As a result, no elevated precious or base metals values were encountered in core.

A planned further exploration program for VMS-style mineralization includes reconnaissance mapping south of Scimitar Lake and at Gilbert Lake, deep penetration TEM survey at Scimitar Lake, and follow-up diamond drilling. A detailed petrographic study, geothermometry and geobarometry, compilations and diamond drilling, are proposed as a follow-up work for the fault hosted precious +/- base metals mineralization identified on the property. The cost of implementing the recommendations is estimated at $478,800.

         KARMEL PROSPECT, ORANGE FREE STATE SOUTH AFRICA

         The Karmel prospect is an exploration attempt to find a gem quality diamond deposit. The area has not been previously explored with modern exploration techniques. Leader has conducted an aerial magnetic survey and limited ground testing and drilling to date. In the event gem quality diamonds are not found in sufficient quantity, the project will be abandoned because industrial diamonds are uneconomic to produce in a new mine.

         The 7,500-ha Karmel property is located about 100 km east of the agricultural community of Bloemfontein, near the Lesotho border. The terrain is rolling farmland (currently an ostrich ranch) with an interspersion of rocky kops (hillocks). Poplar Resources, Ltd. holds a 100% interest in the Karmel Project through a wholly owned South African subsidiary, Karmel Diamond Holdings (Pty.), under a three-year prospecting agreement which entails an annual payment equivalent to about C$60,000; and an option to enter into a mineral lease agreement, the mineral rights holders would have a 4% interest in pre-tax mine operating profits.

         Leader has entered into an Option/Joint Venture Agreement whereby Leader may earn a 75% interest in the Karmel prospect by expending $500,00 (Cdn) per year for three years in exploration costs. Upon expenditure of the required amounts by Leader, if warranted, a joint venture between Leader and Karmel in which Leader will own 75% interest and Karmel a 25% interest, Leader has expended approximately $185,000 (Cdn) since January 1999 on exploration expenses.

         The project can be described as a complex kimberlite fissure system with potential to host 8 km of fissure strike length, and a small previously mined pipe and a potential blow. There are two east-west fissures exposed on the property: the Southern Fissure where very limited small-scale mining was carried out by an open cut, and the Dundee Fissure which is exposed 5 km to the east in a creek bed. The Dundee fissure outcrop has a width of about 2 m and does not appear to have been test sampled. A small pipe (known as the Carmel Pipe) was mined by a farmer/landowner circa 1950 to a relatively shallow (yet to be determined) depth, but typically very little information is available. To management's knowledge, no geophysical surveying was carried out to trace the strike extent of the known fissures or to attempt to identify new fissures/blows/pipes on the property. Low-level, high-sensitivity, airborne and/or ground magnetic surveying would entail only a nominal costs. Bulk sampling of the known Southern and Dundee fissures could also be completed easily with material possibly processed on site with a mobile hand plant. Drilling off the depth extension of the Karmel pipe could also be an early endeavor in this project.


ITEM 3.  LEGAL PROCEEDINGS

The Company is currently involved in only one contractual dispute, involving legal proceedings, with a private Saskatchewan company, and the outcome of such proceeding, if adverse to the Company, would not be material and involves money damages less than $25,000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT (CONTROL OF REGISTRANT)

         (a) Beneficial owners of five percent (5) or greater, of the Registrant's Common Stock and Warrants: No Preferred Stock is outstanding at the date of this offering. The following sets forth information with respect to ownership by holders of more than five percent (5%) of the Company's Common Stock known by the Company based upon 16,826,065 shares outstanding at May 20, 1999.


------------------------ ---------------------------------- ----------------------------------- ----------------------
Title of Class           Name Beneficial of Owner           Amount and Nature of Beneficial     Percent of Class
                                                            Ownership
------------------------ ---------------------------------- ----------------------------------- ----------------------
Common Stock             Y.S. Jasi Nikhanj                  1,500,000 Shares (1)                8.9%
                         320 Pumphill Cr. S.W. Calgary,
                         Alta T2V 4M1
------------------------ ---------------------------------- ----------------------------------- ----------------------


         (1) Includes 207,000 shares owned by spouse, Aski Nikhanj.

     b) The following sets forth information with respect to the Company's Common Stock beneficially owned by each Officer and Director, at March 31, 1999.


---------------------- ----------------------------------- ------------------------------------ ----------------------
Title of Class         Name Beneficial of Owner            Amount and Nature of Beneficial      Percent of Class
                                                           Ownership
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Y.S. Jasi Nikhanj (1) Pres/Diretor  1,500,000 shares (1)                 8.9%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Ueli Schurch Diretor                500,000 shares                       3.0%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Manish Bindal Diretor               80,000 shares (2)                    0.4%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Roland Kesselring V.P.              590,000 shares (3)                   3.5%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Raymond Lai V.P.                    285,000 shares (4)                   1.6%
---------------------- ----------------------------------- ------------------------------------ ----------------------

Total amount owned by officers and directors as a group.

---------------------- ----------------------------------- ------------------------------------ ----------------------
Title of Class         Name Beneficial of Owners           Amount and Nature of Beneficial      Percent of Class
                                                           Ownership
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Directors                           2,080,000 shares                     12.35%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Officers                            2,375,000 shares                     14.1%
---------------------- ----------------------------------- ------------------------------------ ----------------------
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Combined                            2,955,000                            17.6%
---------------------- ----------------------------------- ------------------------------------ ----------------------


(1)      Includes 207,000 shares owned by spouse, Aski Nikhanj.
(2)      Includes 50,000 shares owned by spouse Sehra Bindal.

(3)      Includes 590,000 shares owned by spouse Manuela Kesselring.
(4)      Includes 195,000 shares owned by spouse, Amond Lai.

ITEM 5. (a) MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's common stock is listed and traded on the Alberta Stock Exchange and is quoted in the National Quotation Bureau "Pink Sheets" when trades are made. The following table sets forth high and low closing prices of the Company's common stock for the three (3) years ended September 30, 1999, 1998, and 1997 on the Alberta Stock Exchange as follows:

                                                      Closing
                                                     (Canadian $)
                                                High             Low
1999
         First Quarter                          1.19              0.50
         Second Quarter                         1.05              0.65
         Third Quarter                          0.89              0.57

1998
         First Quarter                          5.10              3.40
         Second Quarter                         4.00              2.95
         Third Quarter                          3.15              0.54
         Fourth Quarter                         0.85              0.30

1997
         First Quarter                          9.45              4.00
         Second Quarter                         7.45              5.25
         Third Quarter                          6.20              2.80
         Fourth Quarter                         3.85              3.30

The Company has been unable to obtain a reliable history of pink sheet activity.

(b) As of September 30, 1999, the Company had an estimated 900 shareholders of record of the common stock, including those held in brokerage accounts in "street name."

(c) No dividends on outstanding common stock have been paid within the last two fiscal years, and interim periods. The Company does not anticipate or intend upon paying dividends for the foreseeable future.


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Company's articles and bylaws with respect to the common shares of the Company.

Under the Investment Canada Act, the acquisition of certain "businesses" by "non-Canadians" or "Americans" are subject to review by Investment Canada, a federal agency, and will not be allowed unless they are found likely to be of "net benefit" to Canada. An acquisition will be reviewable by Investment Canada only if the value of the assets of the Canadian business being acquired is CDN $5 million or more in the case of a "direct" acquisition or CDN $50 million or more in the case of an "indirect" acquisition. Under the Free Trade Agreement between Canada and the United States, an acquisition by an American is reviewable only if it involves the direct acquisition of a Canadian business with assets of CDN $160 million or more. If the foregoing thresholds are not reached, the acquisition of a Canadian business by a non-Canadian will not be subject to review unless it relates to Canada's cultural heritage or national identity. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of a Canadian business within 30 days after its completion.


ITEM 7.  TAXATION

Certain Canadian Federal Income Tax Considerations

The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of a common share by a holder (the "Holder") of one or more common shares who is resident in the United States of America and holds the common share as capital property. This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax
Act"), the regulations thereunder and all amendments to the Tax Act publicly proposed by the government of Canada to the date hereof. It is assumed that each such amendment will be enacted as proposed and there is no other relevant change in any governing law, although no assurance can be given in these respects.

Every Holder is liable to pay a withholding tax on every dividend that is or is deemed to be paid or credited to him on his common shares. Under the Canada-United States Income Tax Convention (1980) (the "Treaty"), the rate of withholding tax is 10% of the gross amount of the dividend where the Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, and 15% in any other case. A Protocol amending the Treaty was ratified by the representatives of the Canadian and United States governments. Effective in December, 1995 one of the amendments in the Protocol reduces the 10% withholding rate on dividends to 6% in 1996 and 5% in 1997.

Under the Tax Act, a Holder will not be subject to Canadian tax on any capital gain realised on an actual or deemed disposition of a common share, including a deemed disposition at death, provided that he did not hold the common share as capital property used in carrying on a business in Canada, and that neither he nor persons with whom he did not deal at arm's length, alone or together, owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

A Holder who otherwise would be liable for Canadian tax in respect of a capital gain realised on an actual or deemed disposition of a common share will be relieved under the Treaty from such liability unless

         (1) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or (1) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or(1) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or(1) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or(1) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or(1) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or

         (2)      the Holder

     (a) was resident in Canada for 120 months during any 20-year period preceding the disposition, and

     (b) was resident in Canada at any time during the 10 years immediately preceding the disposition, and

     (c) owned the common share when he ceased to be a resident of Canada

ITEM 8.  SELECTED FINANCIAL DATA

The selected financial data set forth below are derived from the accompanying audited financial statements of the Company to March 31, 1999. Financial statements of the Company included elsewhere herein should be read in conjunction with those financial statements and the footnotes thereto. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). For United States GAAP reconciliation, see attached financial statements and notes. Reference should also be made to
Item 9 Management's Discussion and Analysis of Financial Conditions and Results of Operations."



                                    Selected Financial Information for 5 Years (in Cdn$)
                                                Fiscal Year Ended March 31st

                                           1999          1998             1997              1996             1995
                                           ----          ----             ----              -----          -----             ----
Interest                                   49,044      152,1320          28,702                  0              0
Other                                                         0               0             27,445              0
                                                              -               -                  -              -                -
                                                        -------          ------             ------         ------
Total Revenue                              49,044       152,132          28,702             27,445              0
                                                        -------          ------            -------         ------                -
General & Administrative Expenses         898,873     1,358,156         640,618            234,960              0
Exploration Costs Written Off           1,848,313       561,500       1,506,392          1,306,276              0
Amortization                               11,282        27,082           12182                  0              0
Other Expenses                            139,840             0               0                  0              0
Loss for the Period                    (2,847,147)  (1,887,026)     (2,130,497)          (468,902)    (1,513,791)
                                       -----------  -----------     -----------          ---------    -----------

Loss per Share                               (.20)       (0.17)          (0.20)             (0.08)         (0.47)
                                       -----------       ------          ------             ------         ------
Weighted average shares outstanding    14,446,458    13,911,958      10,924,623          5,961,296      2,670,284
                                       -----------   ----------      ----------          ---------      ---------
Balance Sheet Data:
Current Assets                            696,996     3,011,601       6,729,786          1,510,715         11,438
Capital Assets                             32,579       155,645          68,834             28,326        203,402
Mineral Properties & Deferred           8,100,426     8,957,965       4,440,824          1,065,975              0
                                       ----------     ---------       ---------          ---------        -------
Exploration Costs
Total Assets                            8,830,001    12,125,211      11,239,444          2,605,016        214,920
                                       ----------    ----------      ----------          ---------        -------
Current Liabilities                       277,590     1,820,664       1,117,428            545,535         41,074
Due to Related Parties                     22,800         8,553         231,243            202,346        490,013
Long Term Liabilities                           0             0               0                  0         62,500
Capital Stock                          20,346,416    19,265,652      16,973,405          7,011,614      4,104,566
Deficit                              (11,816,805)   (8,969,658)     (7,082,632)         (4,952,135)   (4,483,233)
                                       ----------   -----------     -----------        -----------    -----------
                                                                                       (4,952,135)
Total Equity & Liabilities              8,830,001    12,125,211      11,239,444          2,605,016        214,920
                                       ----------    ----------      ----------          ---------        -------



Loss for the period and deficit as determined in accordance with Canadian GAAP differ from those determined in accordance with U.S. GAAP, due principally to the deferral under Canadian GAAP of exploration costs and the exclusion of compensation expense arising from the issue of options at a discount from their fair value. Under U.S. GAAP the exploration costs would have been expensed when incurred, and the compensation expense would have been recorded.

Foreign currency translation

The Company follows the temporal method of translation whereby all monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets and exploration expenditures are translated at the rates prevailing when they are acquired or incurred. Exchange gains or losses are included in net loss for the year.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has no primary income source at this time. Funding for the Company's operation is mainly from private placements, options and warrant exercise. The following chart summarizes all the funding raised in the past 5 years.

RESULTS OF OPERATIONS

The Company has no primary income source at this time. All working capital is obtained from equity financing such as private placements, options and warrants exercising. The revenue reported in FY 1999, FY 1998, and FY 1997 is from interest earned from working capital invested in secured short-term money markets. The major expenditure for the Company is acquiring mineral properties and conducting exploration programs on those properties. These exploration expenditures are capitalized as intangible assets. If no economical mineral resource is found on a certain property after an extensive exploration program, the capitalized value is written off as an expense in the income statement. The Company also does not have any long-term debt. The only liability of the Company is accounts payable incurred during its on-going exploration operations. The amounts due to related parties are mainly funds advanced from the Directors and Officers to the Company when the Company is short in funding. Such debt is non interest bearing and has no fixed terms of repayment.

CHANGES IN FINANCIAL CONDITION AS AT MARCH 31, 1999

At year-end 1999 the Company's assets decreased to $8,830,001 compared to $12,125,211 at March 31, 1998. The decrease was a result of written off exploration costs for the acquisition and exploration of the Knife Lake Project in Canada.

The liabilities of the Company, nearly all of which are current liabilities, decreased significantly as a result of payment of cash for expenditures for prospect exploration. At March 31, 1999, current liabilities were $300,390, a decrease of $1,528,827 over the March 31, 1998 year end liabilities of $1,829,217.

The Company's deficit at March 31, 1999 was $11,816,805, an increase of 32% over the 1998 deficit of $8,969,658. The deficit will continue to increase as a result of the Company's continuing effort to explore for economical mineral resources. Consequently, additional funding from equity financing is essential for the Company to continue its exploration efforts until it has found one or more economical mineral resources in its mineral properties.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS
ENDED MARCH 31, 1999 AND 1998

The Company had no operating revenue in either the fiscal year ended March 31, 1999 or 1998 except interest income of $49,044 (1999) and $152,132 (1998) from working capital invested in secured short-term money market investments.

The per-share loss amounted to $(0.20) at March 31, 1999 as compared to ($.17) at March 31, 1998.

In the fiscal year ended March 31, 1999, the Company incurred $898,873 in general and administrative expenses as compared to the prior year in which $1,358,156 in general and administrative expenses were incurred. The Company had $1,848,313 in the written off exploration costs in the year ended March 31, 1999, as compared to $561,500 in the year ended March 31, 1998. The Company had no site restoration/abandonment costs in the year ended March 31, 1999, but in the year ended March 31, 1998, the Company incurred $68,250 in such costs. The Company had a loss for write down of marketable securities in year ended March 31, 1999 of $139,840 as compared to none in the prior year. The Company had a net loss on operations of ($2,847,147) for the year ended March 31, 1999 as compared to a net loss of ($1,887,026) for year ended March 31, 1998.

The increased losses were as a result of increased expenditures for the evaluation and testing of the Knife Lake project in Canada. The Company expects that losses will continue because the Knife Lake project requires further evaluation, and no production exists or can be predicted. The Company is not currently conducting any mining operations.

The Company incurred operating expenses, most of which are Exploration expenditures, totaling $990,774 in 1999 as compared to $5,078,641 in 1998. Exploration Costs Written Off were $1,848,313 in 1999 an increase from $561,500 in 1998. The Company had an increase in operating losses to $2,896,191 in 1999 from $2,039,158 in 1998.

The other major item in the operating expenses is General and Administrative costs which decreased in 1999 to $898,873 from $1,358,156 in 1998. The decrease is mainly due to a decrease in legal expenses and costs related to travel and promotion.

The per-share loss amounted to $(0.20) in 1999 as compared to ($0.17) in 1998.

LIQUIDITY AND CAPITAL RESOURCES

         The principal sources of funding for the Company's operation in the past 5 years have been issuance of securities for cash and as consideration for certain acquisitions, exercise of director and employee stock options and loans from directors and officers. At March 31, 1999, the Company had $456,425 in cash and current liabilities of $500,390.

         The following chart summarizes all capital funding raised in the past five years.


                                                  FUNDING SUMMARY
                                          FROM APRIL 1995 TO SEPTEMBER 99
                                               (in Canadian dollars)

----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
        Year                                                Total Shares Issued          Share Price        Total Amount
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

         1995
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                             Exercise of Options                            496,000              $0.23               $115,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1995 Total                                 496,000              $0.23               $115,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
         1996                 Private Placement                           1,150,000              $1.65             $1,900,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                              Exercise of Options                           543,000              $0.47             $  255,750
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1996 Total                               1,693,000              $1.27             $2,155,750
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
        1997                  Private Placement                           1,362,000              $4.07             $5,543,790
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                              Flow Through                                  425,000              $4.70             $1,997,500
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                             Exercise of Options                            628,000              $2.63             $1,652,200
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                            Exercise of Warrants                          1,025,000              $1.77             $1,811,500
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1997 Total                               3,440,000              $3.20            $11,004,990
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
        1998                  Private Placement                             500,000              $3.78             $1,889,500
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1998 Total                                 500,000              $3.78             $1,889,500
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
        1999                  Private Placement                           2,000,000              $0.35             $  700,500
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
(up to Sept. 30, 1999)        Exercise of Options                           922,000              $0.43               $395,660
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                              Exercise of Warrants                             2,500             $0.45                 $1,125
----------------------- ------------------------------ ----------------------------- ------------------  ---------------------
                                 1999 Total                               2,924,500              $0.38             $1,096,785
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

         The principal uncertainty that could affect the Company's liquidity is the interest or lack thereof shown by capital markets in Mining Industry which is beyond the control of the Company.

         On a short term basis, the Company is planning to raise $1 million in 1999 through private placements and the exercise of options and warrants which is expected to cover all its 1999 exploration programs in Knife Lake, Canada and Karmel Project, S. Africa. There is no assurance that funds will be raised.

         On a long-term basis, the Company does not have any assured certain source of additional working capital and the continuation of operations is subject to its ability to raise more equity money and its success in the exploration of the Knife Lake and Karmel Projects.

Impact of the Year 2000

The year 2000 issue arises from computer systems using two digit date fields rather that four to refer to a particular year. This means that a computer system might not properly recognize "00" as the Year 2000, but instead as the Year 1900, which could result in operational and financial disruption, and possibly systems failures. The Company is taking appropriate steps to identify and remediate the Year 2000 issue before the end of 1999, and does not expect the costs of these efforts to be material. The Company does not believe that there will be an adverse effect on its business, operating results or financial position as a result of the Year 2000 Issue. However, there can be no assurance that the Year 2000 readiness efforts by the Company's suppliers and business partners will be successful, therefore it remains uncertain to what extent, if any, the Company may be affected.

ITEM 10. DIRECTORS AND OFFICERS OF THE COMPANY

         The names, residences, terms, and periods of service within the past five years of each of the directors and executive officers of the Company are as follows:


                                         Position
Name and                                 Within                                       Period of Service
Residence                                the Company              Term
Present Occupations and

Yashvir (Jasi) Nikhanj (1,2)             President and Director   Annual              1987 to date
Calgary, Alberta

Ulrich Schurch1                          Director                 Annual              1996 to date
Switzerland

Manish Bindal (2)                        Secretary and director   Annual              1996 to date
Calgary, Alberta

Raymond Lai                              Vice president Finance   Annual              1996 to date
Calgary, Alberta

Roland Kesselring (2)                    Vice president           Annual              1997
Switzerland                              Corporate Affairs


(1)    Member of the audit committee.
(2)    Member of Nomination and Compensation Committee.

Yashvir Nikhanj, age 53, has been President and director of the Registrant since 1987. He obtained a Bachelor of Science in Geology from Ranchi University, Bikar, India in 1968. He received a MSc in Earth Sciences from Massachusetts Institute of Technology in 1970 and a MSc in Applied Geology from McGill University in 1972. He also has been President and principal shareholder of Nikhanj and Associates Consulting of Calgary, Canada since 1975.

Ulrich Schurch, age 37, is a director of the Registrant. He received a Commercial Diploma as a banker in 1981 in Switzerland. In 1993, he received a "Diplomaster" betribsokonom BVS" in Switzerland at St. Grallen. From 1992 to 1996, he was Vice President and a partner at Moscom Finary in Zurich, Switzerland. From 1996 to 1998, he was President and Partner of Schwich Asset Management BmDH, St Gallen, Switzerland. From 1998 to date he has been with Credit Swisse Zurich as a Portfolio Manager - Special Mandates.

Manish Bindal, age 35, is a director and General Counsel to the Company. Mr. Bindal received a Bachelor of Science in 1984 and a Bachelor of Law in 1987 from Kurukashetra University in India. From August 1987 to May 1991 Mr. Bindal was engaged in private practice of law at Chandigarh, India. From May 1991 to September 1994 Mr. Bindal was a law student in Calgary, Canada. He was employed as a student-at-law at the firm of Howard Mackie, Nova Corp. and Alberta Securities Commission from October 1994 to October 1995. He has been in private law practice since November, 1995. Other than the Registrant, Mr. Bindal has been a director of Canex Energy, Inc. and Aspen Energy Corp., both oil and gas companies listed on the Albert Stock Exchange.

Raymond Lai, age 48, is Vice President of Finance and Administration for the Registrant and has been since 1995. Mr. Lai received his B.Sc. degree in 1971 from the University of Calgary. He became a Certified Management Accountant in 1979. From 1993 to 1995, Mr. Lai was controller of Mission Packaging, Inc. in Calgary.

Ronald Kesselring, age 36, is V.P Corporate Affairs - Europe since 1996. He completed Banking School in Switzerland in 1982. He is CEO of Mascon Finance, Ltd. of Ermatingen, Switzerland and has been since 1995 a Managing Director. From April 1992 to 1995, he was a Managing Director at the institutional sales desk of Swiss Bank Corp. Zurich, Switzerland.

The directors of the Company are elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting at which time they may be re-elected or replaced. Casual vacancies on the board are filled by the remaining directors and the persons filling those vacancies hold office until the next annual general meeting at which time they may be re-elected or replaced. The senior officers are appointed by the board and hold office indefinitely at the pleasure of the board.

Within the five years proceeding the date of this filing document, none of the directors, officers or promoters of the Company have been a director, officer or promoter of other reporting companies other than as follows:

         Mr. Bindal has been a director of Canex Energy, Inc. and Aspen Energy Corp., both oil and gas companies listed on the Alberta Stock Exchange, since 1996.

No director, officer or promoter of the Company has, within the ten years preceding the date of this filing document, been the subject of any penalties or sanctions by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly-traded company or involving theft or fraud, other than as follows:

         In 1996, Mr. Nikhanj entered into a Settlement Agreement and Understanding with the Alberta Securities Commission because he had not timely filed insider reports for purchases and sales of shares in Leader Mining International with the Alberta Securities Commission. The Settlement resulted in a $5,000 penalty and an Agreement to be diligent in complying with the responsibility to report trades.

         There are no understandings or arrangements pursuant to which any officers or director was selected or appointed to such position.

         (b)  Identification of Certain Significant Employees.

         There are no employees other than the executive officers disclosed above who make, or are expected to make, significant contributions to the business of the Company, the disclosure of which would be material.

         (c) Family Relationships. Spouses of Yashvir (Jasi) Nikhanj and Raymond
Lai  are  currently   employed  on  a  part  time  basis  with  the  Company  in non-executive positions.


ITEM 11.   COMPENSATION OF OFFICERS AND DIRECTORS

         (a)  Cash Compensation.

     Compensation paid by the Company for all services provided during the fiscal year ended March 31, 1999, (1) to each of the Company's five most highly compensated executive officers whose cash compensation exceeded $30,000 and (2) to all officers as a group is set forth below under directors.



                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES
                                            Annual Compensation                         Awards
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Name and Principal         Year ended  Salary ($)     Bonus ($)    Other Annual            Restricted Stock   Securities Underlying
Position                   March 31,                               Compensation ($)        Award(s)($)        Options/SARs(#)
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Y.S. Jasi Nikhanj          1999        0              0            120,000 (1)             0                  840,000 shares
President and Director
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1998        0              0            120,000 (1)             0                  250,000 shares
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1997        0              0            120,000 (1)             0                  355,000 shares
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================

========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Manish Bindal              1999        0              0            37,200 (2)              0                  25,000 shares
Secretary and Director
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1998        0              0            37,200 (2)              0                  50,000 shares
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1997        0              0            37,200 (2)              0                  25,000 shares
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================

========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Raymond Lai                1999        60,000         0            0                       0                  85,000 shares
V.P. Finance &
Administration
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1998        60,000         0            0                       0                  50,000 shares
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1997        36,000         0            0                       0                  25,000 shares
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================

========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Roland Kesselring          1999        0              0            0                       0 shares           0 shares
V.P. Corporate
Affairs-Europe
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1998        0              0            0                       $175,000           100,000 shares
                           =========== ============== ============ ======================= ================== ======================
                           1997        0              0            0                       0                  175,000 shares
========================== =========== ============== ============ ======================= ================== ======================


         (1) Paid as consulting  fees to Nikhanj and  Associates  Geoconsulting.
         (2) Paid as legal fees for services.

(b)      Compensation Pursuant to Plans.
             None.

(c)      Other Compensation.
             None.  No stock appreciation rights or warrants exist to management

(d)      Compensation of Directors.

            Each member of the Board of Directors of the Company receives $500.00 plus reasonable outside travel expenses for each Board meeting he attends and for each Committee meeting he attends during the fiscal year. Directors who are also officers of the Company receive no compensation for services as a director.

             Compensation paid by the Company for all services provided during the fiscal year ended March 31, 1999, (1) to each of the Company's directors whose cash compensation exceeded $30,000 and (2) to all directors as a group is set forth below:


                  DIRECTOR'S COMPENSATION FOR LAST FISCAL YEAR

(Except for compensation of Officers who are also Directors whose Compensation is listed in Summary Compensation Table of Executives)

                                    Cash Compensation                  Security Grants
======================= --------------------- ------------------ --------------------- ----------------- =========================
         Name                                                                                            Number of Securities
                        Annual Retainer       Meeting Fees       Consulting Fees/      Number of         Underlying Options/SARs
                        Fees ($)              ($)                Other Fees ($)        Shares (#)        (#)
======================= --------------------- ------------------ --------------------- ----------------- =========================
A. Director                      0                     0                  0                     0                 0
Ulrich Schurch
======================= --------------------- ------------------ --------------------- ----------------- =========================
B. Director                      0                     0                  0                     0                 0
Y.S. Nikhanj
----------------------- --------------------- ------------------ --------------------- ----------------- -------------------------
C. Director                      0                     0                  0                     0                 0
Manish Bindal
----------------------- --------------------- ------------------ --------------------- ----------------- -------------------------


         (e)  Termination of Employment and Change of Control Arrangements.
                None

(f)      Stock Option Plan

         The Company has adopted a stock option plan covering officers, consultants, key employees. The plan is administered by the Board of Directors and is limited to 10% of the total outstanding shares, in the aggregate, except if approval is granted by the Alberta Stock Exchange (the "Exchange). Option prices shall not be lower than the market price of the shares on the date of grant of the option less the maximum discount permitted under the By-Laws and policies of the Alberta Stock Exchange. The options may be granted by the Board under provisions which may be established by the Board of Directors from time to time. The options may not be granted for an exercise period of more than five years.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

Stock Options and Warrants Outstanding October 30, 1999

The Company has, from time to time, granted stock options to purchase common shares to its directors and employees. The options have been granted on various terms resulting from negotiation between the Company and such persons and the exercise price per share was based on the average trading price of the Company's shares pursuant to the policies of the Alberta Stock Exchange (the "Exchange"). The exercise price for all options currently issued by the Company is equal to or in excess of the market price of the Company's stock at the date of issuance less the maximum discount permitted under the by-laws and polices of The Alberta Stock Exchange (or any stock exchange on which the Shares are then listed). The options are non-assignable and have been granted as incentives and not in lieu of any compensation for services. Outstanding options to its directors and employees to purchase an aggregate of 1,290,000 common shares are as follows:


                                                  Share               Price                         Amount
------------------------------------------ ---------------------- ------------------------- ------------------------
Outstanding Options                                      100,000  $0.43                                    $ 43,000
------------------------------------------ ---------------------- ------------------------- ------------------------
                                                         240,000  $0.35                                     $84,000
------------------------------------------ ---------------------- ------------------------- ------------------------
                                                         950,000  $0.54                                    $513,000
------------------------------------------ ---------------------- ------------------------- ------------------------
Total Options                                          1,290,000                                           $640,000
------------------------------------------ ---------------------- ------------------------- ------------------------


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The directors, senior officers, holders of greater than 10% of the common shares of the Company and any associate or affiliate of such persons of the Company have no other interest in any material transactions in which the Company has participated in the preceding year or intends to participate in at this time, except as follows:

          a) Y.S. (Jasi) Nikhanj, President and a Director, has a consulting Agreement through his company, Nikhanj and Associates Geo Consulting, by which he provides his services as President and Director to manage the Company and exploration and development of prospects for the Company for a fee of $10,000 per month. Mr. Nikhanj is not paid a salary or other compensation as an officer or Director.

         b) The President assumed Company debts of $389,622, made expenditures on behalf of the Company of $78,120, and received net advances of $157,887. These amounts total $309,855.

         c) The President and his wife exercised options for 677,000 shares at a cost of $291,110. This amount was settled from amounts owed by the Company.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES

         The Company is authorized to issue an unlimited number of Common Shares without nominal or par value, and an unlimited number of Preferred Shares, issuable in series, of which, of March 31, 1999 was, 16,818,565 Common Shares and no Preferred Shares are issued and outstanding as fully-paid and non-assessable. As of September 30, 1999 17,056,065 common shares were issued and outstanding.

         Common Shares

         The holders of Common Shares are entitled to dividends if, as and when declared by the directors, to one (1) vote per share at meetings of the holders of Common Shares of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the Common Shares. All of the Common Shares to be outstanding upon completion of this offering will be fully-paid and non-assessable.

         Preferred Shares

         The Preferred Shares may be issued from time to time in one or more series. each series consisting of a number of Preferred Shares as determined by the board of directors of the Company who may also fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. There are no Preferred Shares issued and outstanding.

         The Preferred Shares of each series shall, with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

         TRANSFER AGENT

         The transfer agent for the company shares is Montreal Trust, 600, 530-8th Avenue SW, Calgary, Alberta T2P3S8 (403) 267-6872.

                                    PART III

         ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         There have been no defaults by the Company upon Senior Securities during the fiscal year 1998 to date of this registration statement.

         ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

         There have been no changes in securities or changes in security for the registered securities to date of this Annual Report.


                                     PART IV

         ITEM 17. FINANCIAL STATEMENTS

                  The following documents are filed as a part of this report:

                  1) Financial Statements: (See Financial Exhibits Index below and Financial Exhibits furnished as Pages F-1 through F-18).


                  2)  Financial Statement Schedules:  None

         ITEM 18.  NOT APPLICABLE.


         ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

         a)       INDEX TO FINANCIAL STATEMENTS
                  AND SUPPORTING SCHEDULES

                                                                            Page

         Reports of Independent Public Accountants                           F-2

         I.  Financial Statements:

                  Consolidated Balance Sheets at March 31,
                   1999, 1998, and 1997                                      F-3
                  Consolidated Statements of Loss & Deficit for
                   the period ended March 31, 1999, 1998, 1997               F-4
                  Statement of Cash Flows for the period ended
                   March 31, 1999, 1998, and 1997                            F-6
                  Notes to Consolidated Financial Statements          F-6 - F-18


         II.  Exhibits

                   SK#
                    27   Financial Data Schedules

                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         DATED:  December 8, 1999

                                             LEADER MINING INTERNATIONAL, INC.

                                            By:  Y.S. Nikhanj
                                                ------------------------------
                                                 President


                                             Directors:


                                             /s/ Manish Bindal
                                             ---------------------------------
                                             Secretary and Director



                                             /s/ Ulrich Schurch
                                             ---------------------------------
                                             Director



                                             /s/ Y.S. Nikhanj
                                             ---------------------------------
                                             Director



                                             /s/ Raymond Lai
                                             ---------------------------------
                                             Vice President of Finance



                                             /s/ Roland Kesselring
                                             ---------------------------------
                                             Vice President of Corporate Affairs

PricewaterhouseCoopers

Leader Mining Inernational, Inc.

Consolidated Financial Statements
March 31, 1999, 1998, and 1997

PricewaterhouseCoopers

                                                     PricewaterhouseCoopers, LLP
                                                     425  1st  Street  SW  Suite
                                                     1200 Calgary Alberta Canada
                                                     T2P 3V7  Telephone +1 (403)
                                                     509-7500 Facsimile +1 (403)
                                                     781-1825


June 25, 1999





Auditors' Report

To the Shareholders of
Leader Mining International Inc.


We have audited the consolidated balance sheets of Leader Mining International Inc. as at March 31, 1999, 1998 and 1997 and the consolidated statements of loss and deficit and cash flows for the three years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 1999, 1998 and 1997 and the results of its operations and the changes in its cash flows for the three years then ended in accordance with Canadian generally accepted accounting principles.


(signed)
"PricewaterhouseCoopers LLP"


Chartered Accountants



Leader Mining International, Inc.
Consolidated Balance Sheets
As at March 31, 1999, 1998, and 1997

                                                                              1999             1998                 1997
                                                                                 $                $                    $

Assets
Current assets
Cash and short-term deposits                                               456,425            2,724,319            6,250,389
Accounts receivable                                                          3,214               15,214                3,214
Marketable securities - at market                                           22,942                    -                    -
Goods and Services Tax receivable                                           34,642              136,662              196,700
Deposits and prepaid expenses                                              179,773              135,406              142,983
Subscriptions receivable                                                         -                    -              136,500
                                                                  -------------------------------------------------------------
                                                                           696,996            3,011,601            6,729,786


Capital assets (note 3)                                                     32,579              155,645               68,834

Mineral properties and deferred exploration costs (note 4)               8,100,426            8,957,965            4,440,824
                                                                  -------------------------------------------------------------
                                                                         8,830,001           12,125,211            11,239,494

                                                                  -------------------------------------------------------------
Liabilities

Current liabilities
Accounts payable and accrued liabilities                                   277,590            1,820,664            1,117,428
Due to related parties (note 5)                                             22,800                8,553              231,243
                                                                  -------------------------------------------------------------
                                                                           300,390            1,829,217            1,348,671

                                                                  -------------------------------------------------------------
Shareholders' equity

Capital stock (note 6)                                                  20,346,416           19,265,652           16,973,405

Deficit                                                                (11,816,805)          (8,969,658)          (7,082,632)
                                                                  -------------------------------------------------------------
                                                                         8,529,611           10,295,994            9,890,773
                                                                  -------------------------------------------------------------
                                                                         8,830,001           12,125,211           11,239,444

Commitments and contingencies (note 7)


The accompanying notes are an integral part of these financial statements



Leader Mining International, Inc.
Consolidated Statements of Loss and Deficit
For the year ended March 31, 1999, 1998, and 1997

                                                                              1999             1998                 1997
                                                                                 $                $                    $

Revenue
Interest                                                                    49,044              152,132               28,702
                                                                  -------------------------------------------------------------

Expenses
General and administrative                                                 898,873            1,358,156              640,618
Exploration costs written off (note 4)                                   1,848,313              561,500            1,506,392
Amortization                                                                11,282               27,082               12,189
Loss (gain) on disposal of capital assets                                   (2,117)              24,170                    -
Loss on write-down of marketable securities                                139,840                    -                    -
Site restoration and abandonment costs                                           -               68,250                    -
                                                                  -------------------------------------------------------------
                                                                         2,896,191            2,039,158            2,159,199

                                                                  -------------------------------------------------------------

Net loss for the year                                                   (2,847,147)          (1,887,026)          (2,130,497)

Deficit - Beginning of year                                             (8,969,658)          (7,082,632)          (4,952,135)
                                                                  -------------------------------------------------------------
                                                                       (11,816,805)          (8,969,650)          (7,082,632)
Deficit - End of year
                                                                  -------------------------------------------------------------

Loss per share                                                              (0.20)               (0.17)               (0.20)
                                                                  -------------------------------------------------------------



The accompanying notes are an integral part of these financial statements
                                      F-4



Leader Mining International, Inc.
Consolidated Statements of Cash Flows
For the years ended March 31, 1999, 1998, and 1997



                                                                              1999             1998                 1997
                                                                                $                 $                    $

Cash provided by (used in)

Operating activities
Loss for the year                                                       (2,847,147)          (1,887,026)          (2,130,497)
Items not affecting cash
      Exploration costs written off                                      1,848,313              561,500            1,506,392
      Amortization                                                          11,282               27,082               12,189
      Loss (gain) on disposal of capital assets                             (2,117)              24,170                    -
      Write-down of marketable securities                                  139,840                    -                    -
      Provision for site restoration and abandonment costs                       -               68,250                    -
      Employee bonuses paid in shares                                     (111,300)             529,500               18,500
                                                                  -------------------------------------------------------------
                                                                          (961,129)            (676,524)            (593,416)


Change in non-cash working capital balances (note 10)                   (1,473,421)             690,601              606,032
                                                                  -------------------------------------------------------------
                                                                        (2,434,550)              14,077               12,616
Financing activities
Issuance of common shares, net of issue costs                              967,064            1,636,998           10,721,305
Payments made from (to) related parties                                     14,247             (222,690)              23,897
                                                                  -------------------------------------------------------------
                                                                           981,311            1,914,308           10,745,202
Investing activities
Mineral properties and deferred exploration costs                         (990,774)          (4,816,392)          (5,685,757)
Purchase of capital assets                                                  (2,599)            (145,163)             (52,697)
Proceeds on disposal of capital assets                                     116,500                7,100                    -
Purchase of marketable securities                                         (162,782)                   -                    -
                                                                  -------------------------------------------------------------
Increase (decrease) in cash                                             (1,039,655)          (4,954,455)          (5,738,454)

Cash and short-term deposits - Beginning of year                         2,724,319            6,250,389            1,231,025
                                                                  -------------------------------------------------------------

Cash and short-term deposits - End of year                                 231,425            2,724,319            6,250,389

Cash and short-term deposits consists of
Cash                                                                       456,425              637,813            4,040,053
Short-term deposits                                                              -            2,086,506            2,210,336
                                                                  -------------------------------------------------------------
                                                                           456,425            2,724,819            6,250,389
Non-cash financing activities
Issue of shares for
      Finders fees                                                               -              262,249               61,250
      Property acquisition                                                       -                    -               35,000
                                                                  -------------------------------------------------------------
Non-cash investing activities                                                    -              262,249               96,250
Exploration expenditures                                                         -             (262,249)             (96,250)
                                                                  -------------------------------------------------------------



The accompanying notes are an integral part of these financial statements
                                      F-5

Leader Mining International, Inc.
Notes to Consolidated Financial Statement
March 31, 1999, 1998, and 1997


1        Nature of operations

      The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration costs represent net costs to date, less amounts written-off and do not necessarily represent present or future values.


2        Significant accounting policies

      Accounting principles

      These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Significant differences from accounting principles generally accepted in the United States ("US GAAP") are described in note 12.

      Basis of presentation

      These consolidated financial statements include the results of the Company's wholly owned United States inactive subsidiaries, Durvada Resources Inc. and Durga Resources Inc. The subsidiary wound up effective April 1, 1998.

      Use of estimates

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the recoverability of amounts recorded for mineral properties and deferred exploration costs. Actual results could differ from those reported.

      Mineral properties and deferred exploration costs

      Acquisition and exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are abandoned or sold or management determines that a mineral property is no longer economically viable, at which time the deferred costs are written-off.

      Cash

      Cash and short-term deposits mature within 90 days of the original date of acquisition. In order to limit its exposure, the Company deposits its funds with large financial institutions.

Leader Mining Internation, Inc.
Notes to Consolidated Financial Statement
March 31, 1999, 1998, and 1997

      Capital assets

      Capital assets are recorded at cost. Amortization is provided on a declining balance basis based on the estimated useful life of the assets at the following annual rates:

              Computer equipment                           30%
              Furniture and fixtures                       20%
              Vehicles                                     30%
              Camp equipment                               20%
              Field office building                         4%

      Subscriptions receivable

      Subscriptions receivable from employees, officers or directors of the Company are recorded as assets of the Company when collectibility of the receivable is reasonably assured. When collectibility is not reasonably assured, the amount receivable is offset against issued share capital.

      Subscriptions receivable from third parties are offset against issued share capital.

      Foreign currency translation

      The Company follows the temporal method of translation whereby all monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets and exploration expenditures are translated at the rates prevailing when they are acquired or incurred. Exchange gains or losses are included in net loss for the year.

      Per share information

      Loss per share has been calculated using the weighted average method.

      Marketable securities

      Marketable securities are recorded at the lower of cost or market.


3        Capital assets

                                                                                       1999
                                    ----------------------------------------------------------------

                                                                    Accumulated
                                                     Cost           amortization              Net
                                                     $                      $                 $

      Computer equipment                             38,425            20,855                17,570
      Furniture and fixtures                         31,297            21,035                10,262
      Camp equipment                                  9,029             4,282                 4,747
                                    ----------------------------------------------------------------
                                                     78,751            46,172                32,579



Leader Mining International, Inc.
Notes to Consolidated Financial Statements
March 31, 1999, 1998, and 1997

                                                                                                                    19981999
                                                               ----------------------------------------------------------------

                                                                                          Accumulated
                                                                          Cost           amortization                    Net
                                                                             $                      $                      $

      Computer equipment                                                 38,424                 13,324                25,100
      Vehicle                                                            21,843                 11,140                10,703
      Furniture and fixtures                                             29,128                 18,471                10,657
      Camp equipment                                                      8,600                  3,095                 5,505
      Field office building                                             108,000                  4,320               103,680
                                                               ----------------------------------------------------------------
                                                                        205,995                 50,350               155,645

                                                                                          Accumulated
                                                                          Cost           amortization                    Net
                                                                             $                      $                      $

      Computer equipment                                                  7,678                  2,569                 5,109
      Vehicle                                                            21,843                  6,552                15,291
      Furniture and fixtures                                             22,713                 15,807                 6,906
      Camp equipment                                                     43,248                  1,720                41,528
                                                               ----------------------------------------------------------------
                                                                         95,482                 26,648                68,834

4        Mineral properties and deferred exploration costs

                                                                              1999             19981999                 1997
                                                                                 $                    $                    $

a)       Balance - Beginning of year                                     8,957,965            4,440,824            1,065,975
                                                                  -------------------------------------------------------------

           Expenditures capitalized in the year
                Acquisition of mineral properties                           30,000               70,000              219,000
                Exploration costs                                          960,774            5,008,641            5,563,007
                Tax effect of flow-through shares (note 6(c))                    -                    -             (900,766)
                                                                  -------------------------------------------------------------
                                                                           990,774            5,078,641            4,881,241


                Less:  Exploration costs written off                    (1,848,313)            (561,500)          (1,506,392)
                                                                  -------------------------------------------------------------
                                                                          (857,539)           4,517,141            3,374,849

           Balance - End of year                                         8,100,426            8,957,965            4,440,824
                                                                  -------------------------------------------------------------

Leader Mining International, Inc.
Notes Consolidated Financial Statements
March 31, 1999, 1998, and 1997


b) The breakdown of mineral properties and deferred exploration costs by property is as follows:


                                                                                                                        1999
                                                               ----------------------------------------------------------------

                                                                                             Deferred
                                                                       Mineral            exploration
                                                                    properties                  costs                  Total
                                                                             $                      $                      $

                Knife Lake, Saskatchewan                                 85,000              7,846,179             7,931,179
                Karmel, South Africa                                     30,000                 85,247               115,247
                Pistol Lake, Saskatchewan                                54,000                      -                54,000
                                                               ----------------------------------------------------------------
                                                                        169,000              7,931,426             8,100,426

                                                               ----------------------------------------------------------------

                                                                                                                    1998/1999
                                                               ----------------------------------------------------------------

                                                                                             Deferred
                                                                       Mineral            exploration
                                                                    properties                  costs                  Total
                                                                             $                      $                      $

                Knife Lake, Saskatchewan                                 85,000              7,093,516             7,178,516
                Nettogami Lake, Ontario                                  65,000              1,277,978             1,342,978
                Cody Township, Ontario                                        -                224,354               224,354
                Other                                                    69,000                143,117               212,117
                                                               ----------------------------------------------------------------
                                                                        219,000              8,738,965             8,957,965

                                                               ----------------------------------------------------------------

                                                                                                                        1997
                                                               ----------------------------------------------------------------

                                                                                             Deferred
                                                                       Mineral            exploration
                                                                    properties                  costs                  Total
                                                                             $                      $                      $

                Knife Lake, Saskatchewan                                 30,000              2,709,763             2,739,763
                Nettogami Lake, Ontario                                  65,000              1,199,546             1,264,546
                Nighthawk Lake, Ontario                                 149,000                 52,928               201,928
                Other                                                    64,000                170,587               234,587
                                                               ----------------------------------------------------------------
                                                                        308,000              4,132,824              4,440,824

                                                               ----------------------------------------------------------------


Leader Mining International, Inc.
Notes to Consolidated Financial Statements
March 31, 1999, 1998, and 1997


c)         During  fiscal year 1999,  the Company wrote off  $1,848,313  (1998 -
           $561,000;   1997  -  $137,930)  of  exploration   costs  relating  to
           properties on which no further exploration activities are planned.

d) In March, 1998, to consolidate a land position in Voisey Bay, Labrador, the Company entered into three separate agreements to acquire interests in certain mineral claims. In 1999, the Company terminated the above agreements at no further cost to the Company.

e) The Company has an obligation to pay a 2% net smelter return on its Knife Lake property to Copper Quest, Inc. and has an option to purchase a 1% net smelter return for $1 million.

           The Company has an option to spend $1,500,000 on its Pistol Lake property to earn an 80% working interest from Consolidated Pine Channel Gold Corp. (Consolidated Pine). The Company has an additional obligation to pay a 2% net smelter return on its Pistol Lake properties to Consolidated Pine and has an option to purchase an additional 10% working interest for $10 million and an option to purchase a 1% net smelter return for $2 million.

f) On January 28, 1999, the Company signed an option agreement with Karmel Diamond Holdings (Pty.) Ltd. (Karmel) and Poplar Resources Ltd. (Poplar) to acquire a 75% right, title and interest in the Karmel Diamond property.

           The interest is earned after incurring expenditures of $1,500,000, in scheduled expenditures of $500,000 each year for the three years following the agreement date. Should the Company elect to spend less than the $1,500,000 to a minimum of $500,000, the Company will retain a 1% Net Smelter Return Royalty on the property so long as Karmel or Poplar hold an interest.

           As part of the above agreement, the Company is obligated to pay a 3% net profit interest to the property owners. The Company has an option to purchase a 2% net profit interest for 4 million Rand.


5        Related party transactions

a)       Due to related parties


                                                                              1999             1998                 1997
                                                                                 $                    $                    $

i)       The Company's president and his wife                               22,800                4,055              226,745
ii)      Other shareholders, directors                                           -                4,498                4,498
                                                                           ========            ========             =========
                                                                            22,800                8,553               231,243

           The shareholders' loans have no fixed terms of repayment, are non-interest bearing and are unsecured.

Leader Mining International, Inc.
Notes to Consolidated Financial Statements
March 31, 1999, 1998, and 1997

b)       Transactions in the year

           During fiscal year 1999, the following transactions were conducted with related parties:

i)    The  President   assumed   Company   debts  of  $389,622,   made
      expenditures on behalf of the Company of $78,120 and received net advances of $157,887. These amounts total $309,855.

ii) The President and his wife exercised options for 677,000 shares at a cost of $291,110. This amount was settled from amounts owed by the Company.

iii)  A company owned by the President was paid $120,000 (1998 - $135,000; 1997
      - $120,000) for geological consulting services provided during the year.

iv) A director's law firm was paid $36,000 for legal services provided during the year (1998 - $40,422; 1997 - $41,850).

           During fiscal year 1998, the following transactions were conducted with related parties:

i) The Company advanced the President $348,225 as a short-term loan. Interest was charged on the loan at bank prime plus one percent. These advances were repaid in full during the fiscal year 1998.

ii)                 Directors   received  117,000  shares  during  the  year  in
                    settlement of performance bonuses (1997 - cash payment $257,250 and 5,000 shares).

           During fiscal year 1997, the following transactions occurred:

i) The President and his wife made additional non-interest bearing cash advances to the Company, assumed Company debts and made expenditures on behalf of the Company totalling $282,203. The expenditures included certain mining options acquired on behalf of the Company (note 4) for total non-cash consideration valued at $134,000. These options were transferred to the Company at cost. In addition, the President secured the services of a consulting geologist on behalf of the Company for non-cash consideration valued at $75,000. The Company repaid the President and his wife a total of $458,306 in 1997.

ii) The President sold a mobile home, previously used in the Company's operations, to Durvada Resources Inc. for proceeds of $34,648, which equalled the balance of the mortgage owed by the President on the mobile home.

Leader Mining International, Inc.
Notes to Consolidated Financial Statements
March 31, 1999, 1998, and 1997


6        Capital stock

a)       Authorized

           The authorized share capital of the Company is comprised of an unlimited number of common and preferred shares.

b)       Common shares issued

           Changes in the Company's outstanding common share capital are summarized as follows:


                                                                                            Number of                 Amount
                                                                                               shares                      $
           Balance - March 31, 1996                                                          9,606,370             7,011,616
                                                                                      -----------------------------------------

           Shares issued
                Subscriptions received                                                          50,000               175,000
                Exercise of options                                                            628,000             1,652,200
                Exercise of warrants                                                         1,025,000             1,811,500
                Employee bonus                                                                   5,000                18,500
                Acquisition of mineral claims                                                  100,000                35,000
                Finder's fee                                                                    47,115                61,250
                Flow-through shares (note 6(c))                                                425,000             1,997,500
                Private placements for cash                                                  1,362,000             5,543,790
                                                                                      -----------------------------------------
                                                                                             3,642,115            11,294,740
                                                                                      -----------------------------------------
                                                                                            13,248,485            18,306,356

           Add: Flow-through warrant issue proceeds                                                  -                21,250
           Less:Subscriptions receivable                                                       (35,256)             (136,500)
                  Share issue costs                                                                  -              (316,935)
                  Tax effect of flow-through shares (note 6(c))                                      -              (900,766)
                                                                                      -----------------------------------------

           Balance - March 31, 1997                                                         13,213,229            16,973,405

           Shares issued
                Subscriptions received                                                          35,256               136,500
                Exercise of options                                                             85,000               331,500
                Director and employee bonuses                                                  157,000               529,500
                Private placement for cash                                                     500,000             1,889,500
                Finder's fees                                                                   66,080               262,249
                                                                                      -----------------------------------------
                                                                                               843,336             3,149,249
                                                                                      -----------------------------------------
                                                                                             14,056,565           20,122,654

           Less:  Share issue costs                                                                  -              (857,002)
                                                                                      -----------------------------------------

           Balance - March 31, 1998                                                          14,056,565           19,265,652
                                                                                      -----------------------------------------


Leader Mining International, Inc.
Notes to Consolidated Financial Statements
March 31, 1999, 1998, and 1997



                                                                                              Number of                Amount
                                                                                                  Shares                     $
           Shares issued
                Director and employee bonus shares cancelled                                  (157,000)             (529,500)
                Director and employee bonus shares reissued                                    157,000               418,200
                Exercise of options                                                            687,000               295,410
                Legal settlement for Blower & Condor                                            75,000               225,000
                Private placement for cash                                                   2,000,000               700,000
                                                                                      -----------------------------------------
                                                                                             8,762,000             1,109,110
                                                                                      -----------------------------------------
                                                                                            16,818,565            20,374,762

           Less:  Share issue costs                                                                  -               (28,346)
                                                                                      -----------------------------------------

           Balance - March 31, 1999                                                         16,818,565            20,346,416
                                                                                      -----------------------------------------

           The weighted average number of shares outstanding for the year ended March 31, 1999 was 14,446,458 (1998 - 13,911,958; 1997 - 10,924,623).

c)       Flow-through shares

           Pursuant to the issuance of flow-through shares, the Company spent $1,997,500 on qualifying expenditures in fiscal year 1997, the tax effects of which were renounced to the investors.

d)       Share options

           The Company has a stock option plan for the officers, directors and employees. Up to 10% of the issued and outstanding shares are reserved for issuance. The number of stock options outstanding at the year-end were as follows:


                                                                                                           Number of options
                                                                  -------------------------------------------------------------

                                                                              1999             1998                 1997


                Balance - Beginning of year                              1,357,000              847,000              965,000

                Granted in the year                                        250,000              810,000            1,150,000
                Exercised in the year                                     (687,000)             (85,000)            (628,000)
                Expired / cancelled in the year                           (200,000)            (215,000)            (640,000)
                                                                  -------------------------------------------------------------

                Balance - End of year                                      720,000            1,357,000              847,000
                                                                  -------------------------------------------------------------


Leader Mining International, Inc.
Notes to Consolidated Financial Statements
March 31, 1999, 1998, and 1997

           The options expire as follows:

                                                                      Number of
                                                                        options


                Exercise at $0.43 expiring July, 1999                   220,000
                Exercise at $0.43 expiring October, 2000                250,000
                Exercise at $0.35 expiring November, 2001               250,000
                                                                ---------------
                                                                        720,000
e)       Share warrants

           The number of share warrants issued during the year in conjunction with the private share placements and outstanding at the year-end were as follows:


                                                                                                          Number of warrants
                                                                  -------------------------------------------------------------

                                                                              1999             1998                 1997

                Balance - Beginning of year                                130,000              637,500              950,000

                Granted in the year                                      1,000,000              322,000              712,500
                Expired in the year                                       (130,000)            (829,500)                   -
                Exercised in the year                                             -                   -           (1,025,000)
                                                                  -------------------------------------------------------------

                Balance - End of year                                    1,000,000              130,000              637,500
                                                                  -------------------------------------------------------------


           The 1,000,000 warrants are exercisable at $0.45 by January 18, 2001.

7        Commitments and contingencies

a) Pursuant to an agreement relating to a lease for office premises, the Company is obligated to pay $24,000 per annum until the year 2001.

b) While the Company was successful in defending a 1998 legal action, the matter is currently under appeal.

Leader Mining International, Inc.
Notes to Consolidated Financial Statements
March 31, 1999, 1998, and 1997


8        Income taxes

      The Company has Canadian resource deductions including undepreciated capital costs of approximately $10,994,000 which may be carried forward indefinitely in the prescribed manner to reduce taxable income in future years, and Canadian non-capital tax losses of approximately $4,134,000. The non-capital tax losses expire as follows:

                                                   Amount              Available
                      Year of Loss                      $                  Until

                               1993                169,000                  2000
                               1994                289,000                  2001
                               1995                164,000                  2002
                               1996                320,000                  2003
                               1997                674,000                  2004
                               1998              1,454,000                  2005
                               1999              1,064,000                  2006
                                          ------------------
                                                 4,134,000
                                          ------------------

      In addition, the Company has United States net operating losses available to be carried forward for 15 years commencing in 1989, of approximately $1,865,000.

      The potential income tax benefit associated with the above non-capital losses have not been recorded in these financial statements.

      Differences between income taxes calculated at Canadian statutory rates and the income tax provision are as follows:


                                                                          1999               1998               1997
                                                                             $                  $                  $

           Income taxes at Canadian statutory rates                   1,281,200                849,000               959,000
           Tax effect of losses which have not been
                recorded                                             (1,281,200)              (849,000)             (959,000)
                                                               ----------------------------------------------------------------

           Balance - End of period                                            -                     -                      -
                                                               ----------------------------------------------------------------


9        Financial instruments

      The Company's financial instruments recognized in the balance sheet consist of cash and short-term deposits, accounts receivable, marketable securities, accounts payable and accrued liabilities, and amounts due to related parties. The fair values of all financial instruments except the amounts due to related parties approximate their carrying values due to their short-term maturity. The fair value of amounts due to related parties is not determinable.

Leader Mining International, Inc.
Notes to Consolidated Financial Statements
March 31, 1999, 1998, and 1997


10        Changes in non-cash working capital balances


                                                                          1999               1998               1997
                                                                             $                  $                  $
      Operating activities

      Accounts receivable                                                12,000                (12,000)               (3,214)
      Goods and Services Tax receivable                                 102,020                 60,038              (170,302)
      Deposits and prepaid expenses                                     (44,367)                 7,577                   309
      Accounts payable and accrued liabilities                       (1,543,074)               634,986               779,239
                                                               ----------------------------------------------------------------
                                                                     (1,473,421)               690,601               606,032
                                                               ----------------------------------------------------------------


11       Uncertainty due to the Year 2000 Issue

      The Year 2000 Issue arises because many computerized systems use two
      digits rather than four to identify a year.   Date-sensitive systems may
      recognize the year 2000 as 1900 or some other date, resulting in errors hen information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


12 Differences between Canadian and U.S. generally accepted accounting principles

      Significant differences between Canadian GAAP and U.S. GAAP which would have an effect on these consolidated financial statements are as follows:

a)       Adjustment to net loss


                                                                          1999               1998               1997
                                                                             $                  $                  $

           Loss for the year following Canadian GAAP                 (2,847,147)            (1,887,026)           (2,130,497)

           Deferred exploration costs (i)                               807,539             (4,606,141)           (3,328,779)
           Stock based compensation (iii)                              (379,250)            (1,107,990)           (1,563,550)
                                                               ----------------------------------------------------------------

           Loss for the year following U.S. GAAP                     (2,418,858)            (7,601,157)           (7,022,826)
                                                               ----------------------------------------------------------------

           Loss per share under U.S. GAAP                                (0.17)                 (0.55)                (0.64)
                                                               ----------------------------------------------------------------


Leader Mining International, Inc.
Notes to Consolidated Financial Statements
March 31, 1999, 1998, and 1997


i) For U.S. GAAP, exploration costs, net of the tax effect of flow-through shares, related to projects are charged to expense as incurred. As such, the majority of costs charged to exploration costs written off under Canadian GAAP would have been charged to earnings in prior periods under U.S. GAAP. Property acquisition costs are capitalized for both Canadian and U.S. GAAP.

ii) For U.S. GAAP, subscriptions receivable are recorded as a reduction in share capital.

iii) Under U.S. GAAP, a grant of stock options and warrants to acquire shares at a price below the fair market value of the shares at the time of the grant, is compensatory under APB No. 25 and is accounted for as compensation expense. This has the effect of increasing capital stock and deficit under U.S. GAAP.

b)       Adjustments to balance sheet


                                                            1999                      1998                      1997
                                      ----------------------------- ----------------------------- -----------------------------

                                         Canadian                      Canadian                      Canadian
                                             GAAP      U.S. GAAP           GAAP      U.S. GAAP           GAAP      U.S. GAAP
                                                $              $              $              $              $              $
           Subscription receivable
              (a)(ii)                            -              -              -              -        136,500              -
           Mineral properties and
              deferred exploration
              costs (a)(i)               8,100,426        169,000      8,957,965        219,000      4,440,824        308,000
           Capital stock                20,346,416     24,214,334     19,265,652     22,754,320     16,973,405     19,217,583
           Deficit                     (11,816,805)   (23,616,149)    (8,969,658)   (21,197,291)    (7,082,632)   (13,596,134)

c)       Shareholders' equity


           Under U.S. GAAP, shareholders' equity would be as follows:

                                                                              1999             1998             1997
                                                                                 $               $                 $
                Under Canadian GAAP                                      8,529,611           10,295,994            9,890,773
                U.S. GAAP adjustment to net loss
                      Current (a)(i) and (a)(iii)                          428,289           (5,714,131)          (4,892,329)
                      Cumulative                                       (12,227,633)          (6,513,502)          (1,621,173)
                U.S. GAAP adjustment to capital stock
                      (a)(ii)                                                    -                    -             (136,500)
                      Current (a)(iii)                                     379,250            1,244,490            1,563,550
                Cumulative                                               3,488,668            2,244,178              817,128
                                                                  -------------------------------------------------------------

                                                                           598,185            1,557,029            5,621,449
                                                                  -------------------------------------------------------------

Leader Mining International, Inc.
Notes to Consolidated Financial Statements
March 31, 1999, 1998, and 1997


d)       Income taxes

           Under U.S. GAAP, the Company would be required to initially recognize an income tax asset arising from the benefit of losses carried forward. This asset has been reduced to $nil through the application of a valuation allowance of $4,134,000.

e)       Recent accounting pronouncements

           In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which standardizes the accounting for derivative instruments. SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The effective date was subsequently changed to all fiscal quarters of all fiscal years beginning after June 15, 2000. Adopting this standard will not have a significant impact on the Company's financial position, results of operations or cash flows.